

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

May 14, 2010

By U.S. Mail

Frederick C. Berndt
Chief Executive Officer and President
11 Good Energy, Inc.
4450 Belden Village Street, N.W., Suite 800
Canton, OH 44718

Re: 11 Good Energy, Inc.
Registration Statement on Form S-1
Filed April 19, 2010
File No. 333-166149

Dear Mr. Berndt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Prospectus Cover Page

1.   Because there is no current market for your securities, please revise the disclosure here, in the Plan of Distribution section and, as appropriate, throughout the prospectus to clarify that the selling security holders will sell at a specified fixed price per share until the shares are quoted on the OTC Bulletin Board or other specified market and after that at prevailing market prices or privately negotiated prices. <u>See</u> Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K.

2.   Please revise your disclosure to specify the number of shares underlying the warrants.

3.   Please highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Table of Contents, page 3

4.   Please move the table of contents to the inside front cover page of the prospectus. Note that you must include the table of contents immediately after the cover page in any prospectus that you deliver electronically. See Item 502(a) of Regulation S-K.

5.   Please move the dealer prospectus delivery obligation in the second paragraph below the table of contents to the prospectus' outside back cover page. See Item 502(b) of Regulation S-K.

Market and Industry Data and Forecasts, page 3

6.   We note the disclaimer that "there can be no assurance as to the accuracy or completeness of included information." Since 11 Good Energy may not disclaim responsibility for information that it has chosen to include in the prospectus, please delete the disclaimer.

Prospectus Summary, page 4

7.   We note your disclosure about your cash and cash equivalents. Please revise the summary to address your revenues, losses from operations and ability to generate sufficient cash or working capital to meet anticipated commitments through 2010. In addition, please disclose in the summary that you have received a going concern opinion from your auditor.

Marketing and Distribution, page 4

8.   Please describe what the testing programs you refer to entail and disclose the number of companies performing testing programs of your products as of the date of the prospectus. Please also disclose the known or anticipated schedule for completion of their testing programs.

Competitive Advantages, page 5

9.   Please revise your disclosure to explain why your manufacturing process is proprietary and how it is different than the process or processes used by your competitors.

Risk Factors, page 8

General

10. Throughout your risk factor disclosure, you make statements that you can provide "no assurance" as to whether one or more particular outcomes will occur (see, e.g., the first four risk factors). The focus of your risk factor should not be on whether you can or cannot provide assurances; instead, the focus should be on describing the most significant factors that make your offering speculative or risky and, for each such risk, your disclosure should explain how the risk could affect you and your securities. Please revise your risk factor disclosure accordingly. See Item 503(c) of Regulation S-K.

11. We note the phrase "as well as other risks and uncertainties" in the first paragraph's last sentence. Since your are required to disclose all risks that you believe are material at this time, please delete the phrase.

12. We note that you use soybean oil as a feedstock. Please tell us what consideration you have given to including a risk factor for the risks relating to this type of feedstock. For example, other manufacturers of alternative fuels that rely on feedstocks that are also used in connection with food production have experienced higher prices because of the demand for the feedstock.

13. When you amend the registration statement, please update the information in risk factors at least to the date of the most recent financial statements included in the prospectus (see, e.g., the second and fifth risk factors, which speak as of December 31, 2009).

Possible need for substantial additional financing, page 8

14. Please revise your disclosure to provide an estimate of the cost of the new production facility that you describe.

We have yet to attain profitable operations . . . , page 8

15. Please expand the risk factor disclosure to include a discussion of:

   - The rate at which you burned cash in each of the periods presented in the financial statements.

   - The costs of planned research and development activities for completing development and commercialization of any existing products and for the development and commercialization of any new or related products.

   - Any significant changes in the number of employees.

   - Other known or estimated material operational costs.

Our G2 Diesel has been tested by Stark Area Regional Transit Authority . . . , page 8

16.   Please disclose the results of this testing and the basis for management's belief that the
        prospective customers identified in the disclosure are satisfied with the preliminary
        results.

Our operating subsidiary is subject to a court order . . . , page 11

17.   The disclosure in the bulleted list is highly legalistic in style and tone and may have been
        copied from a legal document. Please revise this disclosure to comport with plain
        English principles. In addition, please add a brief description of the circumstances that
        resulted in the issuance of the court order. See Item 503 of Regulation S-K and Rule
        421(d) under the Securities Act of 1933, as amended.

Future terrorist attacks . . . , page 13 and We are subject to government regulations . . . , page 14

18.   Please revise these risk factors to explain how the identified risk could affect you or your
        securities. Please note that you should not present risks that could apply to any issuer or
        any offering. See Item 503(c) of Regulation S-K.

Marketing [Sic] Information, page 17

Issuer Repurchases of Equity Securities, page 17

19.   Please provide the tabular disclosure required by Item 703 of Regulation S-K.

Recent Sales of Unregistered Securities, pages 17 and II-3

20.   For each sales transaction, please name the persons or identify the class of persons to
        whom 11 Good Energy sold the securities. See Item 701(b) of Regulation S-K.

21.   Please state the value of the services received for the 380,607 warrants issued in 2010
        and the 500,000 common stock options issued in 2009. See Item 701(c) of Regulation S-
        K.

22.   For each exemption from registration claimed, please state briefly the facts relied upon to
        make the exemption available. See Item 701(d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition . . . , page 19

23.   Since your continued existence is uncertain, the filing must contain appropriate and
        prominent disclosure of your financial difficulties and your plans to overcome those
        difficulties. Additionally, MD&A should include a reasonably detailed discussion of
        your ability or inability to produce sufficient cash to support its operations during the 12
        month period after the date of the financial statements. If you do not have a plan, tell us

why you believe that it is appropriate to continue presenting the financial statements on a
going concern basis. Similar disclosures should be provided in the footnotes to both the
annual and interim financial statements.

24.   Please provide a discussion of the efforts expended during the development of your
        product. In order to provide a clear picture of these efforts, please include disclosure of
        the accumulated losses incurred by your predecessor Good's Energy, LTD, from their
        inception in February 2006 through the acquisition in October 2007. Discuss any efforts
        related to the product prior to the inception of Good's Energy, LTD, as well.

Critical Accounting Policies, page 20

Revenue Recognition, page 20

25.   It is not clear what is meant by, "judgments based on historical experience and future
        expectations, as to the expectations of goods billed to our customers," or assessments
        based on "historical experience for issues not yet identified." On page F-8, it is not clear
        what you mean by, "Determination of criteria (3) and (4) are based on management's
        judgments regarding the fixed nature of the selling prices of the products delivered and
        the collectability of those amounts." Please provide a clear discussion of your method of
        revenue recognition that is specific to your business and explains the nature of your
        arrangements, the types of customers, how and when delivery occurs, how prices are
        determined, how you determine when delivery has occurred, etc. Provide separate,
        thorough discussion of revenue recognition policies under arrangements with biodiesel
        marketers, if material. Address any significant provisions in your arrangements
        including return rights, discounts, provisions under testing arrangements, etc.

Year Ended December 31, 2009 . . . , page 22

26.   Please describe the source or sources of your revenues. In addition, please explain what
        you mean by the statement "[t]he increase in revenues . . . is consistent with the testing
        platform continued by the company in 2009."

Liquidity and Capital Resources, page 23

27.   Please provide more details of your specific plan of operations, including the
        construction of the planned facility. Provide detailed milestones of the plan for
        construction and other elements of your business plan, including a discussion of the
        milestones you have yet to achieve and the specific steps needed to accomplish each
        milestone. Also, provide a timeline for reaching each milestone in weeks or months, a
        detailed analysis of the costs of each step and how you intend to finance the costs.

28.   In your current discussion of liquidity needs, you compare the estimated cost for your
        planned facility of approximately $6 million to the cash on hand of approximately $4.9
        million and conclude you will likely require additional financing. While you do mention

the need to use existing cash resources to support "intended sales efforts," you do not specifically address how you intend to finance your operating activities, which used $4.2 million in cash last year, and the plan for the new facility. In connection with the disclosure requested above, discuss your cash requirements for the next twelve months, discuss how long you can satisfy your cash requirements, and detail your specific viable plans to finance your operations.

Forward-Looking Statements, page 27

29. We note the statement "The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of our company." As the Act's safe harbor provisions are currently unavailable to you, please delete the statement.

Description of Business, page 28

General

30. Please provide us with a materially complete description of the court order you reference on page 11 of your risk factor disclosure. In addition, please tell us what consideration you have given to disclosing in your Business section the order, the circumstances surrounding the order, including the parties in the underlying litigation, and the impact of the order on your business. To the extent the order restricts the activities of any of your directors or executive officers, please tell us what consideration you have given to providing the disclosure required by Item 401(f) of Regulation S-K. In this regard, we draw your attention to Item 401(f)(3)(ii). Please note that we may have additional comments based on your response.

Principal Products and Facilities, page 28

31. Please provide us with the basis for the following statement: "In our opinion, our plant configuration and processes have a minimal environmental impact on the surrounding region."

G2 Diesel compared to Traditional Biodiesel, page 29

Proprietary Manufacturing Process, page 29

32. We note your statement that your "processing method differs from the traditional forms of producing biodiesel." You do not adequately explain what the differences are and why you method confers a competitive advantage. Please revise your disclosure to provide these explanations.

Pricing of G2 Diesel, page 29

33.   Please explain why you believe that your "G2 Diesel commands a pricing premium when compared to other biodiesel products."

Competition from Other Fuel Sources and Additives, page 31

34.   We note the disclosure that "it may be difficult to market our biodiesel as a lubricity additive." Please explain how 11 Good Energy may market its biodiesel as a lubricity additive in view of the disclosure on page 11 in the risk factor "Our operating subsidiary is subject to a court order preventing the use of our products from being sold as a specific purpose additive."

U.S. Soybean Oil Prices, page 33

35.   If data are available, please update the prices to the most recent date practicable.

Patents, Trademarks and Licenses, page 34

36.   Please clarify whether 11 Good Energy has any patent issued by or pending with the United States Patent and Trademark Office. If so, please provide us the serial/registration number assigned to any issued or pending patent by the United States Patent and Trademark Office so that we may access the information online.

Facilities, page 37

37.   Please reconcile the disclosures here with the disclosure under "Lease contracts" on page F-20 that 11 Good Energy leases its office space and warehouse facility for $4,501 per month through August 31, 2011. Further, please file the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Management, page 39

38.   In the biographical paragraphs of Messrs. Gary R. Smith and Daniel T. Lapp, please describe briefly their business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Securities Ownership of Principal Stockholders and Management, page 42

39.   Please add to the table the preferred stock described in footnote (2) to the table. See Item 403 of Regulation S-K.

Executive Compensation, page 43

40.   We note the disclosure that you have reviewed your compensation policies and practices
        and concluded that any risks arising from them "are not reasonably likely to have a
        material adverse effect on the Company." Please provide us with a description of the
        process that you undertook to reach your conclusion.

Director Compensation, page 47

41.   We note the disclosure in footnote (4) to the director compensation table that the value of
        shares transferred as additional consideration for service as a director is not included in
        the table. Please tell us, with a view to disclosure, why you did not include the value in
        the table's all other compensation column. See Item 402(r)(2)(vii) of Regulation S-K.

Selling Security Holders, page 50

42.   For each beneficial owner that is a legal entity, identify by footnote or otherwise the
        natural person or persons having sole or shared voting and investment control over the
        securities held by the beneficial owner.

43.   If a selling security holder is a broker-dealer, tell us whether the selling security holder
        acquired its securities as compensation for underwriting activities or investment
        purposes. Unless a broker-dealer acquired the securities as compensation for
        underwriting activities, 11 Good Energy must identify the broker-dealer as an
        underwriter in the prospectus.

44.   If a selling security holder is an affiliate of a broker-dealer, include disclosure that the
        affiliate:

        • Purchased the securities to be resold in the ordinary course of business.

        • Had no agreements or understandings, directly or indirectly, with any person to
          distribute the securities at the time of their purchase.

        If you are unable to make the representations noted above in the prospectus, you must
        state in the prospectus that the selling security holder is an underwriter.

Description of Securities, page 58

45.   Please provide a description of the material features of your preferred stock and warrants.
        In this regard, we note that it is not evident from your existing disclosure how your
        preferred stock is different than your common stock.

Index to Consolidated Financial Statements, page 61

46.   Please revise your filing to update your financial statements pursuant to Rule 8-08 of
        Regulation S-X.

Consolidated Statements of Cash Flow, page F-5

47.   Please revise your filing to classify cash expenditures for the purchase of treasury stock
        as financing activities pursuant to ASC 230-10-45-15(a).

Note 1 – Significant Accounting Policies, page F-6

Acquisition of 11 Good's energy, LTD, page F-6

48.   Please tell us the basis for valuing the 4,285,714 shares of common stock at $2.2 million.
        Tell us the basis for the fair value of $2.9 million for the various intangibles acquired.
        Explain the basis for the risk-adjusted discount rate used in the purchase price allocation.
        Explain your basis for estimating future income under an income approach, given no
        track record of profitable operations and significant uncertainty regarding your ability to
        achieve profitable operations.

49.   You disclose the estimated fair value of the assets acquired was based upon
        management's and independent appraiser's estimates. Please tell us whether the
        appraiser is considered an expert under Section 11(a) of the Securities Act and Section
        436(b) of Regulation C. If so, please name the expert and include their consent.

Litigation, page F-20

50.   You state that "Except as described below, we are currently not aware of any such legal
        proceedings…" Please clarify to us whether you have pending proceedings and revise
        your disclosure to clarify.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy, staff accountant, at (202) 551-3772 or Terence O'Brien, accounting branch chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly, staff attorney, at (202) 551-3728 or Dieter King, staff attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Steven Morse, Esq. (Via Facsimile 516-487-1452)